02011003

7 84867
NO ACT
P.E 12-21-01
8-35225

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

PROCESSED
FEB 06 2002
THOMSON FINANCIAL P

January 18, 2002

Act	34
Section	17
Rule	17a-5
Public Availability	2-1-02

Mr. Thomas S. Harman, Esq.
Morgan, Lewis & Bockius, LLP
1800 M Street, N.W.
Washington, DC 20036-5869

Re: Exemption from Annual Audited Financial Statement Filing Requirements Under Rule 17a-5

Dear Mr. Harman:

We have received your letter dated December 21, 2001, in which you request on behalf of Wells Fargo Securities, Inc. ("Firm"), an exemption from the requirement that the Firm file a certified annual report of financial statements pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 (17 CFR 240.17a-5) for the fiscal year ending December 31, 2001.

I understand the following facts to be pertinent to the Firm's request. The Firm is a registered broker-dealer required, pursuant to paragraph (d) of Rule 17a-5, to file a certified annual report of financial statements on a calendar or fiscal year basis. The report must be as of the same fixed or determinable date each year unless a change is approved by the Firm's designated examining authority. The Firm chose December 31 as its year end. Accordingly, an audited report of the Firm's financial statements must be prepared as of December 31, 2001. On November 5, 2001, the Firm filed a Form BDW with the Securities and Exchange Commission ("Commission"), which was accepted by the Commission. On January 4, 2002, the Firm's BDW went effective. In addition, the Firm represents that it has ceased conducting a securities business, that it has no liabilities to any customers or to other broker-dealers, and that it has no outstanding customer claims or complaints.

Based on the foregoing facts and representations, the Division of Market Regulation ("Division") will not recommend enforcement action to the Commission if the Firm does not file audited financial statements as of December 31, 2001.

You should understand that this letter expresses a staff position with respect to enforcement only and does not purport to state any legal conclusion on this matter. The Division's position is confined to the facts as described herein. Any material change in circumstances may warrant a different conclusion and should be brought immediately to the Division's attention.

Sincerely,

E. David Hwa

E. David Hwa
Special Counsel

cc: Susan Demando, NASDR

1800 M Street, N.W.
Washington, D.C. 20036-5869
202.467.7000
Fax: 202.467.7176

Morgan, Lewis & Bockius LLP
COUNSELORS AT LAW

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 1 1 2002
DIVISION OF MARKET REGULATION

December 21, 2001

Mr. Thomas K. McGowan, Assistant Director
Division of Market Regulation
U. S. Securities and Exchange Commission
450 5th Street N.W.
Washington, D. C. 20549

Re: Exemption from Annual Audited Financial Statement

Dear Mr. McGowan:

On behalf of Wells Fargo Securities, Inc. ("WFSI") (8-035225), we hereby request an exemption from filing its certified annual audited financial statements and related schedules which would otherwise be required under SEC Rule 17a-5 for the fiscal year ending December 31, 2001. Our request for the exemption is based on the following:

- WFSI filed a Form BDW on November 5, 2001 with the Securities and Exchange Commission which has been accepted.
- WFSI has ceased conducting securities related business.
- WFSI is not holding any customer funds or securities and has no liabilities to customers or to other broker/dealers.
- WFSI has no outstanding customer claims or complaints.
- WFSI is under no investment-related investigations or litigations.
- WFSI became a broker-dealer on March 10, 1986.

Thank you for your cooperation in this matter. Should you have any questions relating to this request, please contact me directly at (202) 467-7662.

Sincerely,

Thomas S. Harman

cc: Claudine Minchella

USE 4 DIGIT YEAR IN DATES! MKT. REG. CORRESPENDENCE LOG 1.1

CHAIRMAN'S CORRESPONDENCE SECTION (IF APPLICABLE) (SEP.CHRMAN LOG MAINTAINED)
CONTROL #: CHAIRMANS (Y/N):
RECVD FROM CHAIRMAN: TO CHAIRMAN:
INSTRUCTIONS:

FROM (PERSON): THOMAS S. HARMAN LETTER DATED: 12/21/2001
FROM (ORG.): MORGAN, LEWIS & BOCKIUS LLP
CONST./CLIENT:
SUBJECT: EXEMPTION FROM ANNUAL AUDITED FINANCIAL STATEMENT

ISSUES:
RULES:
CONTACTS:

MR OFFICE: ORMC-FINRESP LEAD SES: MACCHIAROLI TYPE: LTR
ASST DIRECTOR GROUP: MCGOWAN
TEAM LEADER: STAFF: DAVID HWA
NRN: DATE RECVD: 01/11/2002 CLOSED(DATE): AGED: 730
STATUS (O/P/C): O DISPOSITION:
DATE SENT: JOINT WITH (eg CF): PREV. BOUNCED (Y/N):
DUE DATE: PUB. REF. STATUS:
SUPP.1 DATE: SUPP.2 DATE: SUPP.3 DATE:

IF MULTIPLE MR GROUPS ARE WORKING ON THIS CORRESPONDENCE, USE THIS AREA
OFFICE #2: STAFF #2: STATUS2(O/P/C):
DATE CLOSED#2:

TPTS SPECIAL FIELDS
TPTS #: TPTSX: CHRONX: SUBJX:

*** FINANCIAL RESPONSIBILITY SPECIAL FIELDS ***
FIN RESP LETTER NUMBER#:
TYPE OF LETTER (INDICATE BY TYPING "Y")
CONTROL LOCATION: AUDIT WAIVER:
3-1 NO ACTION: 3-3 NO ACTION:

TEST: NEW:

NOTE- COMMENTS FIELD NOW ON PAGE 3

Organization Registration Status

Organization CRD#: 17438	**Organization Name: WELLS FARGO SECURITIES INC.**
Organization SEC#: 8-35225	**Applicant Name: WELLS FARGO SECURITIES INC.**

SEC / Jurisdiction / NASD	Registration Status	Status Effective Date
SEC	Terminated -	01/04/2002
NASD	Terminated - BDW FILED	12/20/2001

filed 11-8-01 Charnock

SEC / SRO / Jurisdiction	Registration Status	Status Effective Date
SEC	Terminated -	01/04/2002
NASD	Terminated - BDW FILED	12/20/2001
AL	Termination Requested -	11/05/2001
AK	Withdrawn - BDW FILED	12/20/2001
AZ	Withdrawn -	11/05/2001
AR	Terminated - VOLUNTARY	11/05/2001
CA	Terminated - VOLUNTARY SURRENDER	12/05/2001
CO	Withdrawn - VOLUNTARY	11/06/2001
CT	Terminated - FILED BDW	11/06/2001
DE	Terminated - FILED BDW	11/06/2001
DC	Withdrawn -	11/05/2001
FL	Terminated - FILED BDW	11/05/2001
GA	Termination Requested -	11/05/2001
HI	Termination Requested -	11/05/2001
ID	Withdrawn - BDW FILED	11/16/2001
IL	Withdrawn - BDW FILED	11/05/2001
IN	Termination Requested -	11/05/2001

IA	Terminated - PER FIRM REQUEST. BDW.	11/07/2001
KS	Terminated -	11/05/2001
KY	Terminated -	11/05/2001
LA	Terminated - TERMINATED VIA CRD	11/06/2001
ME	Terminated - BDW	11/13/2001
MD	Terminated -	11/07/2001
MA	Withdrawn - FIRM BDW	11/09/2001
MI	Withdrawn -	11/20/2001
MN	Withdrawn - BDW FILED	11/07/2001
MS	Termination Requested -	11/05/2001
MO	Withdrawn - PER BDW FILED WITH CRD-MF	11/02/2001
MT	Terminated -	11/05/2001
NE	Withdrawn - PER BD'S REQUEST	11/06/2001
NV	Termination Requested -	11/05/2001
NH	Terminated -	11/05/2001
NJ	Terminated - BDW FILED-TERMINATED AT FIRM'S REQUEST	12/06/2001
NM	Terminated - BDW FILED	11/05/2001
NY	Termination Requested -	11/05/2001
NC	Terminated -	11/06/2001
ND	Terminated -	11/21/2001
OH	Terminated -	11/05/2001
OK	Terminated -	11/07/2001
OR	Terminated - FILED BDW	11/06/2001
PA	Terminated -	11/16/2001
RI	Terminated -	11/14/2001
SC	Termination Requested -	11/05/2001
SD	Terminated - FIRM REQUESTED	11/07/2001
TN	Terminated -	12/05/2001
TX	Terminated - TERMINATED WITHOUT PREJUDICE	11/05/2001

UT	Terminated - BDW	11/08/2001
VT	Terminated -	11/06/2001
VA	Terminated -	11/06/2001
WA	Withdrawn -	11/05/2001
WV	Withdrawn -	11/06/2001
WI	Terminated - PER FIRM'S REQUEST	11/09/2001
WY	Terminated - BDW FILED	11/05/2001

Applicant Information | **Registration Status** | Legal Status | Answers to Questions | Types of Business | Direct Owners/Executive Officers | Indirect Owners | Other Business Names | Other Business Description | Succession | Introducing Arrangements | Custody and Clearing Arrangements | Financial and Control Arrangements | Affiliates | Branch Offices | Disclosures | Filing History | Document Listing | Deficiencies | Regulatory Notes | Legacy Information | Request Snapshot

Back to Top